

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

December 18, 2008

Mr. Jeffrey R. Bailey
Chief Executive Officer
Tengasco, Inc.
10215 Technology Drive N.W.
Knoxville, TN 3732-3379

> **Re: Tengasco, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2007**
> **Filed March 31, 2008**
> **Response Letter Dated October 1, 2008**
> **File No. 1-15555**

Dear Mr. Bailey:

We have reviewed your response letter and have the following comment. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2007

Financial Statements

Note 3 – Related Party Transactions, page F-15

1.   We have read your response letter dated December 1, 2008, concerning your accounting for amounts received from Hoactzin for the drilling program, methane project, and equity option. You express the view that an appropriate resolution would be to maintain the presentation in your original filings without revision, while also indicating that you believe any revision to reflect the tentative nature of your arrangement would be inappropriate. We are not convinced that you have

an adequate understanding of our position, nor do we believe that you have conducted a satisfactory analysis of the accounting required.

In our conference calls on July 17, 2008 and September 16, 2008, we discussed the need to allocate proceeds between the drilling program and methane project in order to capture the economic substance of the transaction. In your response letter dated September 8, 2008, you proposed allocating a portion of the proceeds to the methane project and using deferral accounting. However, on pages 2 and 7 of your more recent response, you seem to be adopting a new position, indicating that you believe any deferral would result in overstated income and overstated net assets. We also observe that you neither show nor address the allocation or allocation methodology of proceeds which has been the subject of our on-going discussions.

At inception, due to the existence of the option to convert the methane project interests into equity based on the total future amount received from Hoactzin and the amount of subsequent payouts to Hoactzin, the amount ultimately associated with the drilling program interests are neither fixed nor determinable until such time when the equity option, or a portion thereof, is exercised or is no longer exercisable. Given the absence of a fixed and determinable amount for the drilling program interests, conveyance accounting does not capture the economic substance of the arrangement and is therefore not appropriate. Therefore, reserves related to the company's 85% reversionary interest in the drilling program properties should be included in the company's SFAS 69 disclosures and in its calculation of depletion expense.

Therefore, we continue to believe that in recording the initial receipt of funds from Hoactzin, you will need to perform an allocation based on the relative fair values of the drilling program and methane project interests, using only the information that was available when the arrangements were negotiated. We ask that you proceed with this accounting and that you submit draft amendments with your next response that accurately portray the accounting required, and provide sufficient disclosure about the tentative nature of the arrangement.

 We also ask that you demonstrate an appropriate methodology for recognizing and presenting the release of any deferred amounts associated with the separate drilling program and methane project interests; and explain how you would adjust these accounts upon conversion, and upon a lapse in the option. We would not expect recognition of deferred amounts for the drilling program and for the methane project interest will be concurrent or pro rata.

On pages 2 and 7 of your recent response, you further clarify, stating that it is your position that there is no material difference in the financial presentation between application of the "deposit method" and your original accounting for the Hoactzin Agreement for the year ended December 31, 2007. Yet the figures you present indicate that total assets and total liabilities as of December 31, 2007 would each increase by $3.85 million. Adjustments of this magnitude would represent changes of 11% and 62% on these line items. However, your analysis does not adequately identify the financial statement metrics and factors that are important to the company's financial statement users and whether the amount and classification of such change in assets and liabilities would be included in such investor considerations. If such financial statement items are not considered important to an investor, explain why they are not important. If those financial statement items are important to a company investor, explain why such differences are not material to investor decisions. We would expect that your analysis would consider factors known to be relevant to the company's investors including but not limited to those factors described in Staff Accounting Bulletin No. 99. In any case, it would appear that failure to fairly capture the nature of the arrangement in your original accounting would be a qualitative aspect of the information provided to investors particularly given the protections conveyed to the related party.

In order to fully consider your position on materiality and to understand the adjustments you propose to make to the accounting for the transactions with Hoactzin, please provide the following information:

(a)   Provide a quantitative analysis showing the effects on each of your basic financial statements between your original accounting for the *drilling program* arrangement and the accounting method you propose to apply. This analysis should begin with the period ending December 31, 2007 and show how the liability will be reduced in each period as payments are made to Hoactzin until the contingency lapses. It should show the effects of depletion on the assets included in the full cost pool for this transaction utilizing the units of production method. Also, your analysis should reflect the disposition of those assets under the full cost rules, where recognition of any gain does not appear to be appropriate, when the contingency lapses. Explain the reason for each adjustment to original amounts included in your analysis.

(b)   Provide a separate quantitative analysis showing the effects on each of your basic financial statements between your original accounting for the sale of the *methane project interest* and the accounting method you propose to apply. If you believe that EITF 88-18 is not applicable to accounting for the proceeds allocated to the methane project interest, please provide detailed support for your view. The quantitative analysis of the effects of your proposed accounting method on your financial statements should begin with the period ended December 31, 2007 and show the adjustments to assets and liabilities for the investment in the project and deferral of revenue and the subsequent recognition of expected revenue and reduction of the liability over time. It should also show the effects of depreciation of plant assets. Explain how you have calculated the fair value of the project and the reason for each adjustment to original amounts included in your analysis.

Finally, we believe it will be necessary for you to expand your related party disclosure included within your financial statements to explain how you are accounting for the drilling program arrangement and the methane project, the impact these accounting methods have on your financial statements in the current period, the expected impact of these accounting methods on your financial statements in future periods, the amount of reserves you will convey, and the amount of distributions made to Hoactzin in the current period and to date. Please provide proposed revisions to your disclosure with your draft amendments.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Tracie Towner at (202) 551-3744 if you have questions regarding comments on the financial statements and related matters. Please contact me with any other questions.

Sincerely,

Karl Hiller
Branch Chief